Bradley C. Weber +1 650 752 3226 BWeber@goodwinlaw.com	Goodwin Procter 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100
August 8, 2023
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Austin Pattan
Jeff Kauten
Joseph Cascarano
Robert Littlepage

Re:	Klaviyo, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted July 7, 2023
CIK No. 0001835830
Ladies and Gentlemen:
This letter is submitted on behalf of Klaviyo, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on July 7, 2023 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated July 20, 2023 addressed to Andrew Bialecki, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein have the meanings set forth in the Draft Registration Statement.

Securities and Exchange Commission
August 8, 2023

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.
Business
Other Technology Partnerships, page 112
1.We note that your discussion of technology partnerships highlights several specific companies as partners. Please supplementally provide us with a description of these relationships, including whether there are any existing agreements with the named companies. To the extent any of these agreements are material, please summarize its terms and file it as an exhibit. Refer to Item 601 of Regulation S-K.
RESPONSE:  The Company acknowledges the Staff's comment, and respectfully advises the Staff that the Company collaborates with third-party technology partners, such as those highlighted in the "Other Technology Partnerships" section of the Draft Registration Statement, in an effort to enhance the utility of the Company’s platform, primarily through integrations that extend the platform’s core product functionality or bring additional data into the platform. For example, the Company has built integrations with Google Ads and Facebook Advertising, allowing customers to sync first-party data directly into these platforms to further optimize their paid marketing strategies. Similarly, the Company has built integrations with helpdesk software providers like Zendesk and Gorgias, helping customers to improve their support experience for consumers, including by allowing customers to sync support ticket activity to the Company’s platform and respond to SMS messages from within their helpdesk software. Other technology partners have built integrations directly into the Company’s platform that allow customers to centralize and act upon additional first-party data, such as loyalty and reviews data.
The Company further advises the Staff that the Company does not have negotiated agreements with the named technology partners highlighted in the “Other Technology Partnerships” section of the Draft Registration Statement. To the extent an integration was built by the technology partner using the Company’s APIs, the partner is subject to the Company’s standard API terms located at www.klaviyo.com/legal/api-terms. The Company has reviewed its arrangements and relationships with these technology partners and does not consider these arrangements material.

Note 2. Summary of Significant Accounting Policies
Shopify Collaboration Agreement, page F-9
2.We note your response to prior comment 16. Please revise your note, and other disclosures as appropriate, explaining the customer acquisition and marketing services Shopify is providing, describing the calculation of the amounts payable for each of the Shopify Core Revenue Share and Shopify Plus Integration payment methods, and clarifying that Shopify is neither a reseller or distributor of your platform nor a provider of services on your behalf under the revenue sharing agreement.

Securities and Exchange Commission
August 8, 2023

RESPONSE:  In response to the Staff's comment, the Company has revised pages 144, 145 and F-10 of the Amended Draft Registration Statement to include additional detail surrounding the Shopify Collaboration Agreement.

Signature Page Follows.

Securities and Exchange Commission
August 8, 2023

We hope the foregoing answers are responsive to your comments. If you should have any questions concerning this correspondence, please contact the undersigned at (650) 752-3226.

Sincerely,

/s/ Bradley C. Weber
Bradley C. Weber
Goodwin Procter LLP

cc:	Andrew Bialecki, Klaviyo, Inc.
Amanda Whalen, Klaviyo, Inc.
Landon R. Edmond, Klaviyo, Inc.
Cameron S. Vermette, Klaviyo, Inc.
Craig M. Schmitz, Goodwin Procter LLP
Kim S. de Glossop, Goodwin Procter LLP
Kristin A. Gerber, Goodwin Procter LLP
Frank F. Rahmani, Sidley Austin LLP
Samir A. Gandhi, Sidley Austin LLP
Helen Theung, Sidley Austin LLP
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